

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
1440 Blake Street, Suite 310
Denver, Colorado 80202

> **Re:** **CapTerra Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarters Ended January 31, 2010, June 30, 2010, and September 30, 2010**
> **File No. 000-50764**

Dear Mr. Creamer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant